Exhibit 99.56

mCloud Announces Filing of Prospectus Supplement

VANCOUVER, April 30, 2020 - mCloud Technologies Corp. (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDF)

("mCloud" or the "Company"), a leading provider of asset management solutions combining loT, cloud computing, artificial intelligence ("Al" ) and analytics, today announced it has filed a prospectus supplement (the "Supplement") to its short form base shelf prospectus dated April 28, 2020 for Nunavut and to the amended and restated short form base shelf prospectus of the Company dated April 28, 2020 (collectively, the "Base Shelf Prospectus") in connection with its previously announced C$13.3 million private placement of special warrants (the "Special Warrants"), as announced on December 17, 2019, January 14, 2020 and January 27, 2020. Each Special Warrant shall be automatically exercised (without payment of any further consideration) into 1.1 units of the Company ("Units"), with each Unit consisting of one common share of the Company and one-half of one common share purchase warrant, with each whole common share purchase warrant exercisable to acquire one common share of the Company at a price of $5.40 per common share until January 14, 2025, subject to adjustment in certain events.

The Supplement was filed with the securities regulatory authorities in the Provinces and Territories of British Columbia, Alberta, Saskatchewan, Ontario, Quebec, Prince Edward Island, Newfoundland and Labrador and Nunavut . (collectively, the "Securities Commissions" ). Copies of the Base Shelf Prospectus and the Supplement are available under the Company's profile on SEDAR at www. sedar.com.

The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the 1933 Act and all applicable state securities laws or compliance with the requirements of an applicable exemption t herefr om. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of Al and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infr astruct ure . Through mCloud's Al-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation , and process industries including oil and gas. loT sensors bring data from connected assets into the cloud, where Al and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance loT, Al, 3D, and mobile capabilities to customers, all integrated into Asset Car e. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973